UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. 3)*

Millennial Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60040N105
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	60040N105	13G

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QP), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	60040N105	13G

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QPCO), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	60040N105	13G

1		NAMES OF REPORTING PERSONS

Columbia Capital Employee Investors IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	60040N105	13G

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	60040N105	13G

1		NAMES OF REPORTING PERSONS

Columbia Capital IV, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	60040N105	13G

1		NAMES OF REPORTING PERSONS

James B. Fleming, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	60040N105	13G

Item 1(a)	Name of Issuer:
The name of the issuer is Millennial Media, Inc. (the "Company").
Item 1(b)	Address of Issuer's Principal Executive Offices:
The Company's principal executive office is located at 2400 Boston Street, Suite 201, Baltimore, MD 21224.

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Columbia Capital Equity Partners IV (QP), L.P. ("CCEP IV (QP)"), Columbia Capital Equity Partners IV (QPCO), L.P. ("CCEP IV (QPCO)"), Columbia Capital Employee Investors IV, L.P. ("CCEI IV"), Columbia Capital Equity Partners IV, L.P. ("CCEP IV"), Columbia Capital IV, LLC ("CC IV"), and James B. Fleming, Jr. (collectively, the "Reporting Persons").
CCEP IV is the general partner of, and may be deemed to beneficially own securities beneficially owned by, CCEP IV (QP) and CCEP IV (QPCO). CC IV is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, CCEP IV. CC IV also is the general partner of, and may be deemed to beneficially own securities beneficially owned by, CCEI IV. James B. Fleming, Jr. is the managing member of, and may be deemed to beneficially own securities beneficially owned by, CC IV.
The Reporting Persons have entered into a Joint Filing Agreement, dated January 24, 2013, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

As disclosed in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 23, 2015, the Issuer became a wholly owned subsidiary of AOL, Inc., effective October 23, 2015, as a result of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 3, 2015, among the Issuer, AOL Inc. and Mars Acquisition Sub.  Accordingly, as of December 31, 2015, the reporting persons no longer beneficially owned any securities of the Issuer.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 204 South Union Street, Alexandria, Virginia 22314.

Item 2(c)	Citizenship:

See Item 4 on the cover pages hereto.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

60040N105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

-0- for all reporting persons

(b)	Percent of class:

-0- for all reporting persons

CUSIP NO.	60040N105	13G

(c)	Number of shares as to which such person has

(i) Sole power to vote or direct the vote:

-0- for all reporting persons

(ii) Shared power to vote or direct the vote:

-0- for all reporting persons

(iii) Sole power to dispose or direct the disposition of:

-0- for all reporting persons

(iv) Shared power to dispose or direct the disposition of:

-0- for all reporting persons

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP NO.	60040N105	13G
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2016

Columbia Capital Equity Partners IV (QP), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Equity Partners IV (QPCO), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Employee Investors IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Equity Partners IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital IV, LLC

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

James B. Fleming, Jr.

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Attorney-in-Fact